Exhibit 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report on the consolidated financial statements and financial statement schedules dated February 22, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”) and of our report on internal control over financial reporting dated February 22, 2007 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Xcel Energy Inc. for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota

June 18, 2007